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                                   EXHIBIT AG


         THE SECURITIES REPRESENTED HEREBY HAVE BEEN ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, TRANSFERRED OR PLEDGED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT THE TRANSFER IS EXEMPT FROM REGISTRATION UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS.


                        PHOENIX INFORMATION SYSTEMS CORP.
                           TRANCHE E CONVERTIBLE NOTE


$2,100,000                                                       March 15, 1996

                  PHOENIX INFORMATION SYSTEMS CORP., a Delaware corporation ("Company"), hereby promises to pay to S-C PHOENIX PARTNERS ("Holder") at its office at 888 Seventh Avenue, New York, New York 10106, the principal sum of Two Million One Hundred Thousand U.S. Dollars (U.S. $2,100,000), on the Maturity Date (as defined in the Agreement referred to below), together with interest thereon as hereinbelow provided.

                  This Note is the eighth in a series of Notes referred to in, and is entitled to the benefits of, the Convertible Note Purchase Agreement ("Agreement"), dated December 9, 1994, as amended, among the Company and S-C Phoenix Partners, among others. Capitalized terms are used herein as therein defined unless otherwise defined herein.

                  1. Interest. Interest shall accrue on the outstanding principal amount hereof from the date hereof until payment in full at the Eurodollar Rate and shall be payable on the first anniversary hereof and, thereafter, quarterly on the last day of each Interest Period and upon conversion pursuant to Section 3 hereof.

                  2. Payments. Each payment due hereunder shall be made in immediately available funds at the office of Holder, or to such account as Holder may designate to the Company in writing, without any setoff or counterclaim. This Note may be converted into shares of Common Stock in accordance with Section 3 hereof. Upon such conversion, and payment of all interest due hereon, the Company will not be obligated to make any further payment hereunder and the Holder, by its acceptance hereof, agrees that it will promptly surrender this Note to the Company upon such conversion or payment hereof in full.

                  3. Conversion. (a) This Note shall convert into shares of Common Stock at the Conversion Price (as defined below),



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                           (i) automatically, upon any date prior to the
         Maturity Date and after the date ("Full Funding Date") on which Notes in the aggregate principal amount of $10,000,000 shall have been sold pursuant to the Agreement on which the first of the following shall occur: (A) the consummation of any offering of the Company's capital stock for a purchase price of not less than $2.00 per share and $5,000,000 in the aggregate and the listing of the Common Stock on The NASDAQ Stock Market Small- Cap or National Market System; (B) the Company having Operating Revenues of $5,000,000 or more in any twelve
         (12) consecutive month period or (C) the date which is six (6) months from the Full Funding Date;

                           (ii) on any date subsequent to the date hereof and prior to the date referred to in clause (i)(C) of this Section 3(a), at the written election of the Purchaser to convert all Notes;

                           (iii) upon the failure of the Purchaser to purchase any Notes offered to it pursuant to an Offer Notice, at the written election of the Purchaser to convert all outstanding Notes;

                           (iv) upon the termination of the Company's rights under Section 7.1 of the Agreement, at the written election of the Purchaser not to purchase any additional Notes and to convert all outstanding Notes; and

                           (v) upon the System being in Commercial Operation (as such term is defined in that certain letter agreement, dated March 15, 1994, by and between the Company and the Purchaser) in China in connection with an airline of comparable size to Hainan Airlines, at the written election of the Company to cause the conversion of this Note.

                  (b) For purposes hereof, "Conversion Price" shall mean $1.50. No fractional shares of Common Stock shall be issued upon conversion. In lieu of any fractional shares to which Holder would otherwise be entitled, the Company shall pay cash in an amount equal to such fraction multiplied by the Conversion Price.

                  (c) The Company shall provide prompt written notice of the conversion of this Note to Holder, which notice shall be certified by the Chief Financial Officer or the Chief Operating Officer of the Company (and, in the case of conversion pursuant to Section 3(a)(i)(B), by the Company's independent auditors) and shall set forth the date on which conversion shall have occurred ("Conversion Date"), the event resulting in such conversion, and the number of shares of Common Stock which Holder shall be entitled to receive as a result of such conversion. Upon conversion, the Holder shall be entitled to receive the number of shares of Common Stock calculated by dividing the principal amount hereof by the Conversion Price.


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                  (d) Within a reasonable time, not exceeding ten (10) days
after the Conversion Date, the Company shall deliver or cause to be delivered to Holder, in Holder's name, certificates representing the number of fully paid and non-assessable shares of Common Stock into which this Note has been converted in accordance with the provisions of this Section 3. Within a reasonable time, not exceeding ten (10) days after receipt by the Holder of such certificates, the Holder shall surrender this Note to the Company for cancellation. Subject to the following provisions of this Section 3, such conversion shall be deemed to have occurred on the Conversion Date so that the Holder shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time.

                  (e) The issuance of certificates of shares of Common Stock upon the conversion of this Note shall be made without charge of any kind by the Company to the Holder for any costs in respect of the issuance of such certificates.

                  (f) The Conversion Price shall be subject to adjustment as follows:

                           (i) In the event the Company shall issue additional shares of Common Stock (or securities convertible into or exchangeable for Common Stock) in a stock dividend, stock distribution or subdivision paid with respect to Common Stock, or declare any dividend or other distribution payable with additional shares of Common Stock (or securities convertible into or exchangeable for Common Stock) with respect to Common Stock or effect a split or subdivision of the outstanding shares of Common Stock, the Conversion Price shall, concurrently with the effectiveness of such stock dividend, stock distribution or subdivision, or the earlier declaration thereof, be proportionately decreased.

                           (ii) In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Conversion Price shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

                           (iii) In the event of any consolidation or merger of the Company with or into another corporation or the conveyance of all or substantially all of the assets of the Company to another corporation or entity, this Note shall thereafter be convertible into the number of shares of capital stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion hereof would have been entitled upon such consolidation, merger or conveyance; and, in any such case, appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests of the Holder thereafter, to the end that the provisions set forth herein (including provisions with respect to adjustments in the Conversion Price) shall thereafter be applicable, as nearly as may be practicable, in relation to any shares of stock or other property thereafter deliverable upon the conversion hereof. At the request of the Purchaser, the resulting or surviving entity in any such



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         consolidation or merger, if other than the Company, shall acknowledge in writing Purchaser's rights hereunder.

                  (g) The Company will not, by amendment of its Articles of Incorporation or By-Laws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of this
Section 3 and in taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holder against impairment.

                  (h) The Company shall reserve and keep available out of its authorized by unissued Common Stock such number of shares of Common Stock as shall from time to time be sufficient to effect conversion hereof in accordance herewith.

                  4. Events of Default. If any of the following events ("Events of Default") shall occur and be continuing: (a) the Company fails to pay principal hereof when the same shall become due and payable; (b) the Company fails to make two (2) successive interest payments hereon or three (3) interest payments in a twelve (12) consecutive month period; (c) the failure by the Company to perform any of its other material obligations hereunder, under the Agreement or under the other Transaction Documents which failure shall continue for a period of thirty (30) days after receipt of notice thereof by the Company;
(d) any representations or warranties of the Company contained in the Agreement shall prove to have been false in any material respect when made; (e) any proceedings involving the Company or any of its consolidated subsidiaries are commenced by or against the Company or any of its consolidated subsidiaries under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law or statute of federal government or any state government and, if such proceedings are instituted against the Company or any such consolidated subsidiary, the Company or any such consolidated subsidiary by any action or failure to act indicates its approval of, consent to or acquiescence therein, or an order shall be entered approving the petition in such proceedings and, within sixty (60) days after the entry thereof, such order is not vacated, or stayed on appeal or otherwise, or shall not otherwise have ceased to continue in effect; then, (i) as to the Events of Default under clauses (a) and (b), above, the Holder may, at its option, declare this Note to be forthwith due and payable in cash, (ii) as to the Events of Default under clauses (c) and (d) above, The Chatterjee Group ("TCG") may, at its option, declare all Notes to be forthwith due and payable in cash and (iii) as to an Event of Default under clause (e) above, this Note shall thereupon become immediately due and payable in cash. Upon any acceleration of this Note pursuant to the immediately preceding sentence the Holder may pursue all remedies available to it at law or equity, and all rights available to it under this Note and the Note Purchase Agreement including, without limitation, the right to convert this Note into shares of Common Stock. During the pendency of any Event of Default, interest shall accrue on the outstanding principal amount hereof at a rate that is two percent (2%) higher than the Eurodollar Rate.



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                  5.  Amendments and Waivers. Except as otherwise provided in the Agreement, this Note may be amended and the observance of any term hereof or thereof and any rights hereunder or thereunder may be waived by TCG without the consent of Holder. No waiver of any right in any instance shall constitute a continuing waiver of successive rights and any one shall govern only the particular matters waived.

                  6. Assignment. All terms and provisions of this Note shall be binding upon the Company and inure to the benefit of the Holder and their respective successors. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned (whether voluntarily, involuntarily, by valid operation or law or otherwise) by the Holder without the prior written consent of the Company, except to any Affiliate of the Holder, subject only to such Affiliate's compliance with applicable securities laws.

                  7. Governing Law. This Note shall be governed by and construed in accordance with the substantive laws of the State of New York (without regard to the laws of conflict that might otherwise apply) as to all matters including without limitation matters of validity, construction, effect, performance and remedies.

                  8. Waiver of Presentment. The Company waives presentment, protest, notice of dishonor and all forms of notice required to hold the Company liable on this Note.

                  9. Other Notes. All Notes issued and delivered pursuant to the Agreement shall rank equally and ratably without priority over one another.


                  IN WITNESS WHEREOF, the Company has executed this Note on date first above written.

                        PHOENIX INFORMATION SYSTEMS CORP.


                        By: /s/ Robert P. Gordon
                           ----------------------------------
                           Title: Chairman / CEO